SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

GOL Announces Important Milestone in Legal Financial Restructuring

Receives Approval Regarding US$950 Million in New Financing to Support Ongoing Operations

Continuing to Provide Safe and Reliable Air Transportation Without Interruption

All Flights Operating as Scheduled and All Tickets and Reservations Remain in Place

São Paulo, January 29, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4, NYSE: GOL), a leading domestic airline in Brazil, today announced that it has received key approvals from the United States Bankruptcy Court for the Southern District of New York (the “U.S. Court”) in the Company’s legal financial restructuring initiated on January 25, 2024. The approvals granted by the U.S. Court at the “First Day” hearing ensure that GOL will continue operating in the normal course during the process, as previously communicated.

As expected, the U.S. Court approved interim access to the US$950 million in debtor-in-possession (“DIP”) financing that was committed by members of the Ad Hoc Group of Abra Bondholders, as well as certain other Abra bondholders. The Company intends to seek final approval of the financing at a hearing in the coming weeks. In the meantime, GOL will have immediate access to part of the new liquidity. With this approval, GOL will honor commitments to business partners and suppliers of goods and services provided on or after the filing date of January 25, 2024, and will continue paying employee salaries, wages and benefits.

With access to the new financing, the Company will continue to provide safe and reliable air travel service at a low cost, providing the best travel experience to Customers. Customers can continue to arrange travel and fly in the same manner they always have, including the use of tickets and vouchers, and the accrual, purchase and use of miles earned through Smiles. GOL’s codeshare and interline agreements remain available to Customers.

“We are pleased by this successful start to our legal financial restructuring. Obtaining the U.S. Court’s authorization to access new financing will enable GOL to continue operating in the normal course, as we anticipated,” said Celso Ferrer, Chief Executive Officer. “GOL’s purpose is ‘Being the First for All’, and we initiated this process not only for the benefit of our Company and our Employees, but to make us an even stronger airline for our Customers, suppliers and all our partners. Moving forward with the support of our lenders, we are confident that we will continue to advance our long-term strategies, including improving affordability, the travel experience and Customer choice. We thank our talented team and dedicated partners, suppliers and passengers for their continued support.”

Information on Chapter 11

The U.S. Chapter 11 process is a well-established and flexible legal framework for restructuring businesses with operations in multiple jurisdictions. The legal process allows for companies to strengthen their financial position while continuing to operate as usual, subject to supervision and approval by the U.S. court system. The Chapter 11 process has been used successfully by many international airlines, including Aeroméxico, American Airlines, Avianca Colombia, Delta Air Lines, LATAM Airlines, and United Airlines. Scandinavian Airlines is currently also reorganizing under Chapter 11.

GOL is confident that this process is in the best interests of its stakeholders, including employees and customers, who will continue to benefit from the Company’s affordable, safe and reliable flights as well as its best-in-class service.

Material Fact

Additional Information

Additional information regarding the Company’s court-supervised process is available at www.GolFirstForAll.com.

Court filings and other information related to the proceedings are available on a separate website administrated by the Company’s claims agent, Kroll Restructuring Administration LLC (“Kroll”), at https://cases.ra.kroll.com/GOL, or by calling Kroll at 844.553.2247 (U.S./Canada) (toll free) or +1.646.777.2315 (International).

Advisors

In connection with its restructuring efforts, GOL is working with Milbank LLP as legal counsel, Seabury Securities LLC as restructuring advisor, financial advisor and investment banker, and AlixPartners, LLP as financial advisor.

About GOL Linhas Aéreas Inteligentes S.A

GOL is one of Brazil's leading airlines and part of the Abra Group. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,900 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 141 Boeing 737 aircraft. For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

U.S. Media Contact

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish / Jed Repko

lparrish@joelefrank.com / jrepko@joelefrank.com

+1 212 355 4449

South America Media Contact

In Press Porter Novelli

gol@inpresspni.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer